SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

November 25, 2019

Commission File Number 001-35893

QIWI Plc

Kennedy 12,

Kennedy Business Centre, 2nd Floor,

P.C. 1087, Nicosia, Cyprus

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TO THIS REPORT ON FORM 6-K IS INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-212441 AND 333-190918) OF QIWI PLC AND IN THE PROSPECTUSES RELATING TO SUCH REGISTRATION STATEMENTS.

EXPLANATORY NOTE

The purpose of this Report on Form 6-K is (1) to republish QIWI’s unaudited interim consolidated financial statements for the nine months ended September 30, 2019, which were furnished to the SEC on a Report on Form 6-K dated November 20, 2019, and adding there to the notes to the unaudited interim condensed financial statements and the related eXtensible Business Reporting Language and (2) to publish an operating and financial review and prospects with respect to the nine months ended September 30, 2018 and 2019.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019

Results of Operations

Revenue

Revenue for the nine months ended September 30, 2019 was RUB 28,646 million, an increase of 34%, or RUB 7,317 million, compared to the same period in 2018. This increase was primarily driven by an increase in commission and other revenue. Payment processing fees for the nine months ended September 30, 2019 were RUB 22,408 million, an increase of 33%, or RUB 5,622 million, compared to the same period in 2018. The increase in payment processing fees resulted primarily from volume growth in such categories as E-commerce (mainly as a result of an increase in volumes of digital entertainment, primarily betting merchants) and Money Remittance (as a result of further development of our B2B2C and self-employed strategy) and partially offset by the slight decline in average payment net revenue yield, particularly in E-commerce category driven mainly by the focus on increasing the scale of our business through offering merchants and partners new services, which may have lower commissions than our core Wallet solutions.

The number of active Qiwi Wallet consumers increased to 22.3 million as of September 30, 2019 from 20.8 million as of September 30, 2018. The increase resulted mainly from the implementation of our B2B2C strategy and merchant driven adoption of our services. The number of our kiosks and terminals decreased, with 136,313 active kiosks and terminals as of September 30, 2019 compared to 149,754 as of September 30, 2018, primarily as a result of the underlying market dynamics.

Interest revenue calculated using the effective interest rate was RUB 2,651 million, an increase of 145%, or RUB 1,567 million, compared to the same period in 2018. The growth was primarily related to an increase in the SOVEST project interest revenues (as a result of growth of SOVEST portfolio) and an increase in interest revenues relating to a factoring project, as well as the increase in interest income earned on funds invested by Qiwi Bank with CBR, other banks and debt securities (as a result of larger amount of funds available in 2019).

Fees for inactive accounts and unclaimed payments increased by 39%, or RUB 391 million, from RUB 1,009 million in the nine months ended September 30, 2018 to RUB 1,400 million in the nine months ended September 30, 2019. The increase was driven primarily by growth of payment volume and a number of users in the payment services business.

Other revenue decreased by 11%, or RUB 263 million, from RUB 2,450 million in the nine months ended September 30, 2018 to RUB 2,187 million in the nine months ended September 30, 2019.

Operating expenses

Cost of revenue (exclusive of depreciation and amortization)

Cost of revenue (exclusive of depreciation and amortization) for the nine months ended September 30, 2019 was RUB 14,196 million, an increase of 37%, or RUB 3,800 million, compared to the same period in 2018. Transaction costs increased by 40% or RUB 2,611 million from RUB 6,534 million to RUB 9,145 million for the nine months ended September 30, 2019 as compared to the same period in 2018. The increase primarily resulted from the growth of transaction costs such as different types of payment processing commissions charged by third party providers including banks and payment systems, driven primarily by higher volumes and in line with revenue growth. Payroll and related taxes for the nine months ended September 30, 2019 were RUB 2,473 million, a decrease of 15%, or RUB 433 million, compared to the same period in 2018, primarily due to transfer of Tochka’ operations from the QIWI group to an associate starting February 2019 that was partially offset by the transfer of Rocketbank in second half of the year 2018. The effect is also due to a decrease in corresponding social insurance contributions.

Ancillary expenses for the year ended September 30, 2019 were RUB 2,578 million, an increase of 170%, or RUB 1,622 million, compared to the same period in 2018. The increase in ancillary expenses was mainly due to an increase in cost of cash and settlement service fees by RUB 833 million and interest expenses by RUB 460 million. This growth is predominantly related to launch of the Rocketbank business in QIWI starting from the second half of 2018. The major part of the remaining increase in expenses is related to (i) expenses for insurances of Rocketbank clients current accounts and deposits and (ii) increase in other direct costs of the QIWI Box project that resulted from commencement of its activities from the end of 2018.

Segment Net Revenue

Segment net revenue attributable to the Payment Services segment increased by RUB 3,721 million, or 32%, in the nine months ended September 30, 2019 compared to the same period in the nine months ended September 30, 2018. The growth in this segment’s net revenue was mainly due to an increase in payment processing fees and interest revenue calculated using the effective interest rate partially offset by a decrease in other revenue and an increase in transaction costs. Payment processing fees increased by 33% or by RUB 5,622 million compared to the same period in the nine months ended September 30, 2018 in line with volume growth, which was primarily driven by E-commerce, Money Remittances and Financial Services market verticals partially offset by the slight decline of the Payment Average Adjusted Net Revenue Yield. Transaction costs increased by 40% or by RUB 2,611 million, which is in line with the increase in payment processing fees. Interest revenue increased by 52% or by RUB 484 million compared to the nine months ended September 30, 2018. The increase in interest revenue resulted primarily from larger deposits QIWI Bank placed with the CBR and other banks in the nine months ended September 30, 2019. Fees for inactive accounts and unclaimed payments increased by 39%, or RUB 391 million in the nine months ended September 30, 2019. Other revenue net decreased by 7% or by RUB 13 million compared to the same period in the nine months ended September 30, 2018. Payment Services segment net revenue accounted for 91.5% of total adjusted net revenue in the nine months ended September 30, 2019.

Segment net revenue attributable to the Consumer Financial Services segment increased by RUB 684 million in the nine months ended September 30, 2019 compared to the same period in the nine months ended September 30, 2018. The increase in Consumer Financial Services segment net revenue was driven predominantly by the introduction of the consumer paid value added options starting from the mid-2018 as well as by the scaling of the SOVEST project and its volume growth. Consumer Financial Services segment net revenues accounted for approximately 5.1% of total adjusted net revenue in the nine months ended September 30, 2019.

Segment net revenue attributable to the Small and Medium Enterprise segment decreased by RUB 1,062 million in the nine months ended September 30, 2019 compared to the same period in the nine months ended September 30, 2018. The decrease in net revenue was driven by the changes related to the transfer of activities to JSC Tochka. Small and Medium Enterprise Services segment net revenue accounted for approximately 4.7% of total adjusted net revenue in the nine months ended September 30, 2019.

Segment net revenue attributable to the Rocketbank segment decreased by RUB 400 million in the nine months ended September 30, 2019 compared to the same period in the nine months ended September 30, 2018. Net revenue was negative due to costs incurred in connection with the operations of Rocketbank after the completion of the transfer of Rocketbank’s customers and loyalty program to Qiwi Bank following the completion of the Rocketbank transaction. Rocketbank segment net revenues contributed approximately negative 2.5% to total adjusted net revenue in the nine months ended September 30, 2019.

Net revenues attributable to the Corporate and Other category increased by RUB 141 million in the nine months ended September 30, 2019 compared with the same period in the nine months ended September 30, 2018. The growth in net revenue was preliminary driven by the growth in interest revenue driven by the growth of our factoring project. Corporate and Other category net revenue accounted for approximately 1.2% of total adjusted net revenue in the nine months ended September 30, 2019.

Selling, general and administrative expenses

Selling, general and administrative expenses for the nine months ended September 30, 2019 were RUB 6,890 million, an increase of 5%, or RUB 297 million, as compared to the same period in 2018. This increase was driven largely by the new expense item related to Tochka platform services arising after the transfer of Tochka’s operations from the group to an associate starting from February 2019, equal to RUB 351 million for the nine months ended September 30, 2019. This new expense was partially offset by the decline in selling, general and administrative expenses in connection with Tochka after the transfer to JSC Tochka as discussed below. The growth in compensation to employees, related taxes and other personnel expenses was 16% or RUB 415 million from RUB 2,556 million in the nine months ended September 30, 2018 to RUB 2,971 million in the nine months ended September 30, 2019 and was mainly driven by the transfer of the Rocketbank project in second half of 2018. It was partly offset by the decline of Tochka’s expenses. The increase was further offset by advertising, client acquisition and related expenses, which decreased by 24%, or RUB 380 million, from RUB 1,560 million in the nine months ended September 30, 2018, to RUB 1,180 million in the nine months ended September 30, 2019, mostly due to SOVEST promotional campaigns that were held in 2018, as well as Tochka project expenses partially transferred to JSC Tochka starting from February of 2019. The decrease in rent of premises and related utility expenses by 55% or by RUB 248 million from RUB 453 million in the nine months ended September 30, 2018 to RUB 205 million in the nine months ended September 30, 2019 was mainly driven by change in accounting policy in 2019 due to application of IFRS 16. The main drivers of the expense change, being the transfer of Rocketbank to QIWI and transfer of Tochka from QIWI to an associate, also effected most of other selling, general and administrative expenses items including IT related services, which increased by RUB 38 million or 15%, and other expenses, increase by RUB 72 million or 10%.

Depreciation and amortization

Depreciation and amortization for the nine months ended September 30, 2019 was RUB 1,079 million, an increase of 73%, or RUB 456 million, compared to the same period in 2018. Amortization of intangible assets increased as a result of the change in accounting policy in 2019 due to adoption of IFRS 16 as well as increase of depreciation of fixed assets due to the purchase of hardware for processing and data centers to ensure and improve the fault tolerance and availability of our IT systems.

Credit loss expense

Credit loss expense for the nine months ended September 30, 2019 was RUB 460 million, an increase of 27%, or RUB 99 million, compared to the same period in 2018. The increase was mostly related to the growth of the SOVEST loans portfolio.

Impairment of non-current assets

Impairment of non-current assets for the nine months ended September 30, 2019 was RUB 526 million, an increase of RUB 503 million, compared to the same period in 2018. The increase was mostly related to a write-down of Rocketbank intangible assets in the amount of RUB 328 million as a result of the underperformance of key metrics of this project and QIWI Box in the amount of RUB 198 million due to the plan to discontinue its operations.

Other non-operating gains and losses

Share of gain/(loss) of an associate and a joint venture

Share of gain/(loss) of an associate and a joint venture for the nine months ended September 30, 2019 was RUB 78 million, an increase of RUB 97 million, compared to the same period in 2018. The increase was mainly driven by our share in net profit of an associate, JSC Tochka, which operated starting from February 1, 2019.

Other income and expenses, net

Other income and expenses, net for the nine months ended September 30, 2019 was RUB 8 million, an increase of RUB 80 million, compared to the same period in 2018. The increase was mainly driven by the income in the amount of RUB 62 million received from JSC Tochka as compensation of expenses we have incurred while Tochka operations were being transferred to JCS Tochka.

Foreign exchange gain

Foreign exchange gain for the year ended September 30, 2019 was RUB 665 million, a decrease of RUB 156 million, compared to the same period in 2018. The decrease of foreign exchange gain primarily resulted from appreciation of the Russian ruble in 2019 against other main currencies.

Foreign exchange loss

Foreign exchange loss for the year ended September 30, 2019 was RUB 814 million, an increase of RUB 180 million, compared to the same period in 2018 mainly due to depreciation of the U.S. dollar against the Russian ruble in 2019 by approximately 7%.

Interest income and expenses, net

Interest income and expenses, net for the nine months ended September 30, 2019 was negative RUB 18 million, a decrease of RUB 32 million, compared to the same period in 2018. The decrease was mainly driven by the growth of interest expenses from leasing resulting from the adoption IFRS 16 since the beginning of 2019.

Income tax

Income tax for the year ended September 30, 2019 amounted to RUB 1,215 million, an increase of 71%, or RUB 503 million as compared to the same period in 2018, resulting from the increase in profit before tax. Our effective tax rate in the nine months ended September 30, 2019 was 22.4%, an increase of 170 bps compared to the same period in 2018, as a result of higher share of profits coming from a higher tax jurisdictions.

Segment Net Profit

Segment net profit attributable to the Payment Services segment increased by RUB 2,507 million, or 36% in the nine months ended September 30, 2019 compared to the same period in 2018. The increase was primarily driven by the net revenue growth of the respective segment.

Segment net loss attributable to the Consumer Financial Services segment decreased by RUB 689 million, or 33% in the nine months ended September 30, 2019 compared to the same period in 2018. The decrease in segment net loss was mainly driven by the respective segment net revenue growth as well as decline in certain expenses.

Segment net loss attributable to the Small and Medium Enterprise segment decreased by RUB 663 million in the nine months ended September 30, 2019 compared to the same period in 2018. This decrease in net loss was primarily driven by the development and scaling of the Tochka business.

Segment net loss attributable to the Rocketbank segment increased by RUB 1,158 million in the nine months ended September 30, 2019 compared to the same period in 2018. The main contributing factors were compensation to employees, related taxes and other personnel expenses (both in cost of revenue and selling, general and administrative expenses) and other selling, general and administrative expenses resulting from the transfer of Rocketbank operations to QIWI Bank.

Net loss attributable to the Corporate and Other category increased by RUB 313 million in the nine months ended September 30, 2019 compared to the same period in 2018. The increase mostly related to selling, general and administrative expenses, compensation to employees, related taxes and other personnel expenses predominantly related to the creation of a new QIWI Data department.

Liquidity and capital resources

Our principal sources of liquidity are cash and cash equivalents (including deposits and current accounts of Tochka and Rocketbank customers as well as Qiwi Wallet balances), cash receivable from our SOVEST pay-by-installment card customers, cash receivable from agents, deposits issued to merchants and revenues generated from our operations.

Our balance of cash and cash equivalents as of September 30, 2019 was RUB 35,789 million compared to RUB 40,966 million as of December 31, 2018. Cash and cash equivalents comprise predominantly of cash at banks and short-term deposits with an original maturity of three months or less. The decrease in cash and cash equivalents was caused by seasonality resulting from larger advances received from agents before New Year holidays.

In 2017 the Company received a guarantee and secured it by a cash deposit of USD 2.5 million until July 31, 2020.

As of September 30, 2019, customer accounts and amounts due to banks, payables to merchants, money remittances and e-wallets accounts payable, deposits received from agents, were RUB 37,252 million, compared to RUB 43,457 million as of December 31, 2018. The decrease in payables to merchants was caused by the long holidays at the reporting date at year end when we collected more payables. The decreased in deposits received from agents was as well caused by the seasonality. Other changes were insignificant.

As of September 30, 2019 cash receivable from agents and deposits issued to merchants were RUB 5,595 million, compared to RUB 6,896 million as of December 31, 2018. The decrease was primarily due to decrease in deposits issued to merchants caused by seasonal factor when more deposits are made at year-end to maintain acceptance of payments by merchants during New Year holidays.

Our principal needs for liquidity have been, and will likely continue to be, customer accounts and amounts due to banks, payables to merchants, money remittances and e-wallets accounts payable, deposits received from agents and other working capital items, capital expenditures and acquisitions. We believe that our liquidity is sufficient to meet our current obligation as well as for financing our short- and midterm needs. Such needs may include, but are not limited to funding in full the growth of the credit portfolio of the SOVEST project in the event we are not able or willing to scale SOVEST on a multi-banking model. In such case we expect to fund the outstanding credit portfolio primarily by our accumulated cash and partly by the account balances and deposits of payment services agents and Tochka customers. Shall our view in respect of Tochka change or shall the ability of Tochka or payment services business to attract customers’ and agents’ funds deteriorate we may seek to raise additional liquidity (through the capital or debt markets or through bank financing) in order to fund the expansion of the SOVEST project or finance the developments of the SOVEST as well as other potential projects.

Capital Expenditures

Our capital expenditures primarily relate to the acquisition of IT equipment for our processing systems and the acquisition of the software that we use in operations. Capital expenditures for the nine months ended September 30, 2019 were RUB 907 million and included: (i) RUB 326 million related to the acquisition of the hardware for processing and data centers; (ii) RUB 249 million related to the acquisition of computer software; (iii) RUB 218 million related to leasehold improvements of an office building (iv) RUB 101 million related to additions of workplace and other office equipment; and (v) RUB 13 million related to purchase of other hard- and software.

As of September 30, 2019 we had no material capital expenditure commitments.

Cash Flow

Cash flows from operating activities

Net cash generated from operating activities for the nine months ended September 30, 2019 was RUB 1,780 million, compared to RUB 10,535 million for the same period in 2018. This decrease in net cash flow from operating activities is a result of changes in working capital, primarily resulting from a reduced increase in customer accounts and amounts due to banks by RUB 8,568 million as compared to the same period in the prior year. The decrease in change in customer accounts and amounts due to banks was related mostly to the transfer of Rocketbank client base and corresponding balances in the amount of RUB 6.6 billion to Qiwi Bank that has been concluded in the end of 2018. There was no significant change in Rocketbank balances in 2019.

Cash flows from investing activities

Net cash flow used in investing activities for the year ended September 30, 2019 was RUB 3,450 million, compared to RUB 868 million for the same period in 2018. This reduction in net cash inflow was primarily driven by purchase of debt securities and deposition of funds that amounted to RUB 3,686 million in 2019 compared to RUB 810 million in 2018 due to the launch of Rocketbank and a subsequent increase in investment capacity.

Cash flows used in financing activities

Net cash used in financing activities for the year ended September 30, 2019 was RUB 2,688 million, compared to RUB 27 million for the same period in 2018. The increase in net cash used in financing activities was primarily due to dividends payments throughout the 2019 year as compared to no dividends distributed in 2018.

Borrowings

During the nine months ended September 30, 2019 the Group had available overdraft credit facilities with an overall credit limit of RUB 1,460 million, with maturity from December 2019 to June 2020, and interest rates of up to 30% per annum. The balance payable under these credit lines as of September 30, 2019 was nil. Some of these agreements stipulated the right of a lender to increase the interest rate in case the covenants are violated.

Off-balance sheet arrangements

Guarantees issued

As part of our operations we issue financial guaranties to non-related parties for a term of up to five years at market rate. The amount of guaranties issued as of September 30, 2019 was RUB 5,300 million, up from RUB 1,260 million as of December 31, 2018. The growth of the amount of bank guarantees outstanding resulted from the development of our project focused on providing bank guarantees to different legal entities primarily small and medium enterprises.

EXHIBITS

99.1	Unaudited interim consolidated financial statements for the nine months ended September 30, 2019
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy ExtensionDefinition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIWI Plc

Date: November 25, 2019	By:	/s/ Varvara Kiseleva
Name: Varvara Kiseleva
Title: Interim Chief Financial Officer